COMPLIANCE WITH THE KOREA EXCHANGE DISCLOSURE REQUIREMENT REGARDING (REPORT OF) ESTABLISHMENT OF THE SECOND STEELWORKS IN INDIA

POSCO has signed a memorandum of understanding with the Government of Karnataka in June 2010 to collaborate in the construction of an integrated steel mill in India.

POSCO has filed applications for mining lease with the State Government of Karnataka and is in the process of acquiring land to construct an integrated steel mill near Bellary mining sector in the State of Karnataka. However, due to the cease and desist order from the Supreme Court of India on every mining activities in the State of Karnataka as a result of illegal mining operations therein and the political instability of the State of Karnataka, both the mining lease applications process and land acquisition process are being delayed.

POSCO has not yet made any decisions regarding the construction of an integrated steel mill (“Project”). In accordance with the disclosure requirements under the Korea Exchange regulations, however, POSCO will promptly disclose any material information regarding the Project within six (6) months from the date when any such information is made available.